EXHIBIT 2

EURO DISNEY S.C.A. GROUP

First Half 2004 Results Announcement

Six Months Ended March 31, 2004

SUMMARY CONSOLIDATING BALANCE SHEET

	March 2004
(unaudited, € in millions)	Controlled Group	Consolidate Financing Companies	As- Reported

Tangible and Intangible assets	962.8	1,492.4	2,455.2

Financial Assets	1,269.8	(1,195.1)	74.7

Cash and Short-term Investments	52.4	49.2	101.6

Other Assets	166.1	3.1	169.2

Deferred Charges	52.9	7.3	60.2

Total Assets	2,504.0	356.9	2,860.9

Share Capital and Share Premium	1,093.9	—	1,093.9
Accumulated Deficit	(124.4)	(1,145.6)	(1,270.0)
Shareholders’ Equity (Deficit)	969.5	(1,145.6)	(176.1)

Minority interests	—	(83.3)	(83.3)

Quasi-Equity	153.6	—	153.6

Provisions for Risks and Charges	124.5	—	124.5

Borrowings	866.8	1,559.9	2,426.7

Current Liabilities and Deferred Revenues	389.6	25.9	415.5

Total Shareholders’ Equity and Liabilities	2,504.0	356.9	2,860.9